QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.4

MI DEVELOPMENTS INC.

SUPPLEMENTARY FINANCIAL INFORMATION

INDEX TO SUPPLEMENTARY FINANCIAL INFORMATION

Page
Management's Discussion and Analysis of Second Quarter Results of Operations and Financial Condition	3
Unaudited Pro Forma Consolidated Financial Statements of MI Developments Inc. as at June 30, 2003 and for the six-month and three-month periods ended June 30, 2003 and 2002	20
Unaudited Combined Financial Statements of MI Developments Inc. as at June 30, 2003 and for the six-month and three-month periods ended June 30, 2003 and 2002	31

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

        All amounts in this Management's Discussion and Analysis of Second Quarter Results of Operations and Financial Condition ("MD&A") of MI Developments Inc. ("MID" or the "Company") are in U.S. dollars and all tabular amounts are in thousands of U.S. dollars unless otherwise noted. This MD&A should be read in conjunction with the accompanying unaudited combined financial statements for the three-month and six-month periods ended June 30, 2003 and the audited combined financial statements for the year ended December 31, 2002, which are both prepared in accordance with Canadian generally accepted accounting principles.

Overview

        On July 7, 2003, Magna International Inc. ("Magna") announced a reorganization (the "Spin-off Transactions") under which, subject to shareholder and regulatory approvals, it will distribute 100% of the shares of MID to Magna's shareholders. On August 19, 2003, at a special meeting of shareholders, the Spin-off Transactions were approved by over 97% of the votes cast by holders of each of Magna Class A Subordinate Voting and Class B Shares, with each class voting separately. MID will own substantially all of Magna's automotive real estate in addition to Magna's shareholdings in Magna Entertainment Corp. ("MEC").

        A distribution of one MID Class A Subordinate Voting Share for every two Magna Class A Subordinate Voting Shares and one MID Class B Share for every two Magna Class B Shares will be made to shareholders of record at the close of business on August 29, 2003. For details on the initial public distribution of the MID Class A Subordinate Voting Shares and the MID Class B Shares including a discussion of the Spin-off Transactions refer to MID's Prospectus dated August 18, 2003 (the"Prospectus")

The Real Estate Business

        The Real Estate Business includes a portfolio of industrial and commercial properties, virtually all of which are leased to Magna's automotive operating units (the "Magna Group"), one of the largest and most diversified automotive suppliers in the world. These properties are located in Canada, Austria, the United States, Mexico, Germany, Belgium, the United Kingdom, Spain, Poland and the Czech Republic. In addition to the portfolio of leased properties, the Real Estate Business has acted as the real estate advisor, developer and property manager for Magna. This relationship has been, and is expected to continue to be, a source of growth and opportunity for the Company. Magna's growth over the last 10 years has presented numerous situations requiring MID's real estate and development expertise. Projects currently in various stages of development for the Magna Group in Canada, the United States, Austria, and the Czech Republic are anticipated to add approximately 250,000 square feet to the portfolio of industrial properties.

        The Real Estate Business' real estate assets are comprised of:

  •
  Income-producing properties (which include properties under operating leases and, prior to January 1, 2003, direct financing leases);

  •
  Development properties; and

  •
  Properties held for sale.

        Effective January 1, 2003, the Company amended certain leases with the Magna Group to reduce the remaining lease terms and minimum lease payments, and in most cases replace scheduled rent increases with periodic rent increases based on a local price index. As a result of these amendments, all of the direct financing leases were reclassified as operating leases.

        The combined net book values of the Real Estate Business' real estate assets are as follows:

	June 30, 2003	December 31, 2002
Revenue-producing real estate properties under operating leases	$1,025,057	$515,595
Direct financing leases	—	387,024

Income-producing properties	1,025,057	902,619
Development properties	116,856	106,838
Properties held for sale	4,046	5,121

	$1,145,959	$1,014,578

  Income-producing properties

        The income-producing properties are comprised predominantly of industrial plants located strategically to provide parts to the OEM assembly plants throughout North America and Europe. The income-producing portfolio is situated in Austria, Canada, the United States, Germany, Mexico and five other European countries. The geographical breakdown as at June 30, 2003 was as follows:

	Book Value	Percent of Total
Austria	$337,479	32.9%
Canada	312,699	30.5%
United States	178,388	17.4%
Germany	88,847	8.7%
Mexico	73,869	7.2%
Other European Countries	33,775	3.3%

	$1,025,057	100.0%

        The portfolio also includes several office buildings that comprise 3.7% of the total square footage of income-producing properties. These office properties include the head offices of Magna and certain of its automotive groups.

  Development properties

        Development properties consist of both properties currently under development and properties held for future development. At June 30, 2003, there were three properties under development in Austria, and one property under development in each of the United States, Canada and the Czech Republic. These developments include two new facilities, expansions to existing facilities, and various infrastructure related projects. The projects total approximately 250,000 square feet with anticipated costs to completion of approximately $20 million to $25 million.

        In addition to the properties currently under development, the Real Estate Business has approximately 915 acres available for development in Canada, the United States, Austria and Mexico with a book value of $79.9 million as at June 30, 2003.

  Properties held for sale

        At June 30, 2003, the Company had three properties in the United States totalling 169,000 square feet, which were no longer of strategic value and were available for sale. Estimated fair market values of these properties exceed book values as at June 30, 2003.

  Funds From Operations(1)

        For the six-month and three-month periods ended June 30, 2003, the Real Estate Business generated funds from operations ("FFO") of $25.3 million and $13.2 million, respectively, representing increases of 36.1% and 42.2% over the comparable periods ended June 30, 2002. Historically, Magna funded the Real Estate Business with intercompany debt, which will be eliminated as part of the Spin-off Transactions. The interest expense payable to Magna included in the combined financial statements for the six months ended June 30, 2003 and 2002 was $21.5 million and $12.5 million, respectively, and for the three months ended June 30, 2003 and 2002 was $11.0 million and $6.4 million, respectively. Going forward, the primary objective of the Real Estate Business will be to increase FFO, net income and the value of its real estate assets in order to maximize the return on its equity. The Real Estate Business will continue to use local market expertise, cost controls and long-established relationships with the Magna Group to expand its real estate portfolio of industrial and commercial properties.

  Revenue Recognition

(a)   Rental revenue from operating leases

        The Real Estate Business records annual rental revenue from operating leases based on a straight-lining of the total rents called for contractually over the entire term of the lease. In North America, certain leases have fixed rent escalations every five years pursuant to which basic rent increases by a set percentage. Thus, the amount of revenue recorded on a lease in its early years, exceeds the amount of the actual lease payments received in those years, whereas in the later years of the lease, the amount of revenue recorded is less than the amount of the actual lease payments. Most of the Company's operating leases are in their early years. The following table shows geographically the impact on rental revenues resulting from the straight- lining of rents.

	For the six months ended June 30, 2003			For the six months ended June 30, 2002
	Actual Lease Payments	Impact of Straight-lining	Revenue Reported	Actual Lease Payments	Impact of Straight-lining	Revenue Reported
North America	$28,789	$1,767	$30,556	$11,009	$1,617	$12,626
Europe	25,170	—	25,170	10,924	—	10,924

	$53,959	$1,767	$55,726	$21,933	$1,617	$23,550

	For the three months ended June 30, 2003			For the three months ended June 30, 2002
	Actual Lease Payments	Impact of Straight-lining	Revenue Reported	Actual Lease Payments	Impact of Straight-lining	Revenue Reported
North America	$14,664	$901	$15,565	$5,799	$972	$6,771
Europe	13,603	—	13,603	5,615	—	5,615

	$28,267	$901	$29,168	$11,414	$972	$12,386

(1)
The Company measures and presents funds from operations for the Real Estate Business because it is a measure that is widely used by analysts and investors in evaluating the operating performance of real estate companies. However, funds from operations does not have standardized meaning under Canadian generally accepted accounting principles and therefore is unlikely to be comparable to similar measures presented by other companies. The Real Estate Business' funds from operations is based on information prepared in accordance with Canadian generally accepted accounting principles as follows:

	For the six months ended June 30,		For the three months ended June 30,
	2003	2002	2003	2002
Net income	$8,711	$12,125	$4,641	$6,135
Addback (deduct) non-cash items:
Depreciation	15,355	5,025	8,182	2,637
Future income taxes	2,979	4,264	1,294	2,043
Straight-line rent adjustment	(1,767)	(1,617)	(901)	(972)
Income from direct financing leases in excess of repayments	—	(1,540)	—	(857)
Repayment of direct financing leases, net of finance income	—	425	—	220
Losses (Gains) on disposal of real estate	(21)	(128)	—	61

Funds from operations	$25,257	$18,554	$13,216	$9,267

(b)   Income from direct financing leases

        As at June 30, 2003, the Real Estate Business had no properties under direct financing leases, as a result of the amendment of certain leases with Magna and its subsidiaries as described above, compared to 14 as at June 30, 2002. The impact on funds from operations as a result of these leases being accounted for as direct financing leases rather than as operating leases is set out in the following table:

	For the six months ended June 30,		For the three months ended June 30,
	2003	2002	2003	2002
Income recorded	$—	$16,551	$—	$8,477
Actual lease payment	—	15,434	—	7,838

Income in excess of cash received	$—	$1,115	$—	$637

Comprised of:
Income from direct financing leases in excess of repayments	$—	$1,540	$—	$857
Repayment of direct financing leases, net of finance income	—	(425)	—	(220)

Impact on funds from operations	$—	$1,115	$—	$637

  Components of rental revenue

        Growth in rental revenues from operating leases is comprised of rents from completed developments, expansions and acquisitions, net of dispositions, contractual increases on in-place leases and the impact of foreign currency fluctuations on non-U.S. dollar based rental revenues.

(a)   Completed developments, expansions and acquisitions

        During the six months ended June 30, 2003, and the year ended December 31, 2002, the Real Estate Business brought on stream new leases and lease amendments totaling approximately 1.6 million square feet and 2.4 million square feet, respectively. The increase for the six months ended June 30, 2003 includes 0.8 million square feet for the acquisition of the eight Donnelly properties, which were originally acquired in October 2002 but on which leases and rental rate negotiations were not concluded until January 1, 2003. The associated incremental lease payments on an annualized basis total $9.0 million and $15.3 million in the six months ended June 30, 2003 and the year ended December 31, 2002, respectively. The following table summarizes these projects and their actual lease payments as converted at the average foreign exchange rate for the six months ended June 30, 2003 and the year ended December 31, 2002 (versus accounting revenues):

	For the six months ended June 30, 2003		For the year ended December 31, 2002
	Annual Lease Payments	Square Feet (000s)	Annual Lease Payments	Square Feet (000s)
Acquisitions	$5,088	1,157	$7,972	1,270
New Developments	1,558	202	3,831	548
Expansions	2,385	207	3,523	604

	$9,031	1,566	$15,326	2,422

(b)   Contractual increases on in-place leases

        During 1998, the majority of existing leases with the Magna Group were renegotiated to reflect market terms, and standard form leases were put into place. The leases within the property portfolio provide for periodic rent escalations based either on fixed-rate step increases or on the basis of an increase in the consumer price index (subject to certain caps). During the six months ended June 30, 2003, the first of these hurdles was reached in Belgium and the U.K. The rental increases total approximately $0.2 million in annualized revenue, converted at the average foreign exchange rates for the six months ended June 30, 2003.

MEC

  Overview

        MEC is North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. On April 16, 2003, having received all necessary regulatory approvals, MEC completed the acquisition of Flamboro Downs, a harness racetrack located in Hamilton, Ontario, 45 miles west of Toronto. MEC currently operates or manages twelve thoroughbred racetracks, two standardbred racetracks, one racetrack that runs both thoroughbred and standardbred meets, and one greyhound track, as well as simulcast wagering venues at these tracks. In addition, MEC operates off-track betting ("OTB") facilities and a national account wagering business known as XpressBet™ which permits customers to place wagers by telephone and over the Internet on horse races run at up to 70 racetracks in North America. MEC also owns and operates HorseRacing TV™, a television network focused exclusively on horse racing that it launched on the Racetrack Television Network ("RTN") in 2002. HorseRacing TV™ is currently carried on cable systems in nine states, with over one million subscribers to date. MEC is in ongoing discussions with cable and satellite operators with the goal of achieving broader distribution of HorseRacing TV™. RTN, in which MEC has a one-third interest, was formed to telecast races from MEC's racetracks and other racetracks, via private direct-to-home satellite, to paying subscribers. To support certain of MEC's thoroughbred racetracks, MEC owns thoroughbred training centers situated near San Diego, California, in Palm Beach Country, Florida and in the Baltimore, Maryland area. MEC has also commenced development of a horse racetrack and gaming facility near Vienna, Austria.

  Seasonality

        MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the revenues and operating results for the year. Because four of MEC's largest racetracks, Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie and Golden Gate Fields, run live race meets principally during the first half of the year, MEC's racing operations have historically operated at a loss in the second half of the year, with the third quarter generating the largest loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results. MEC expects the seasonality of its business to gradually diminish as its recent acquisitions, OTB network and account wagering initiatives evolve. Some time ago MEC set out to reduce its reliance on winter racing by acquiring properties that operate at different times throughout the year. The acquisition of Lone Star Park at Grand Prairie and The Maryland Jockey Club late in 2002 gives MEC significant new content in the second and fourth quarters. In the second quarter of 2003, these acquisitions and Flamboro Downs contributed $14.6 million of earnings before interest, taxes and depreciation and amortization.

  Live Race Days

        In the six months ended June 30, 2003, MEC operated its racetracks for an additional 228 live race days as compared to the prior year period. The overall increase in live race days is primarily attributable to 61 live race days at Laurel Park, 60 live race days at Lone Star Park at Grand Prairie and 48 live race days at Pimlico Race Course, which were all acquired in the fourth quarter of 2002 and 55 live race days at Flamboro Downs which was acquired on April 16, 2003. These live race days were supplemented by 34 additional live race days at Portland Meadows as a result of the 2002 live race meet concluding early in order to permit construction of a storm water retention system, one extra live race day at each of Santa Anita park and Golden Gate Fields partially offset by a decrease of 31 live race days at Remington park as a result of MEC's desired reduction in race days and by one less live race day at Gulfstream Park.

        In the three months ended June 30, 2003, MEC operated its racetracks for an additional 139 live race days as compared to the prior year period. The overall increase in live race days is primarily attributable to 60 live race days at Lone Star Park at Grand Prairie and 48 live race days at Pimlico Race Course, which were all acquired in the fourth quarter of 2002 and 55 live race days at Flamboro Downs which was acquired on April 16, 2003. These live race days were supplemented by 12 additional live race days at Portland Meadows as a result of the 2002 live race meet concluding early, one extra live race day at each of Gulfstream Park and Great Lakes

Downs partially offset by a decrease of 30 live races days at Remington park as a result of MEC's desired reduction in race days and by 4 fewer live race days at each of Thistledown and The Meadows.

        Set forth below is a list of MEC's actual live race days by racetrack for the six months and three months ended June 30, 2003 and 2002.

	For the six months ended June 30,		For the three months ended June 30,
	2003	2002	2003	2002
Santa Anita Park	81	80	15	15
Golden Gate Fields	66	65	—	—
Bay Meadows	55	55	55	55
Gulfstream Park	89	90	17	16
Lone Star Park	60	N/A	60	N/A
Laurel Park	61	N/A	—	N/A
Pimlico Race Course	48	N/A	48	N/A
Thistledown	71	67	61	65
Remington Park	3	34	3	33
Great Lakes Downs	38	37	38	37
The Meadows	102	107	52	56
Flamboro Downs	55	N/A	55	N/A
Portland Meadows	52	18	12	—

	781	553	416	277

        Live race days are a significant factor in the operating and financial performance of MEC's racing business. Another significant factor is the level of wagering per customer on MEC's racing content on-track, at inter-track simulcast locations and at OTB facilities and increasingly on MEC's XpressBet™ account wagering system. There are also many other factors that have a significant impact on MEC's racetrack revenues, which include, but are not limited to: attendance at MEC's racetracks, inter-track simulcast locations and OTB facilities; the number of races and the average field size per race; MEC's ability to attract the industry's top horses and trainers; inclement weather; and changes in the economy.

  Real Estate Properties

        In addition to MEC's racetracks, MEC owns a significant real estate portfolio which includes two golf courses, related recreational facilities and gated residential communities under development in Austria and in Canada, as well as other real estate in the United States, Canada and Austria. The aggregate net book values of MEC's real estate is as follows:

	June 30, 2003	December 31, 2002
Revenue-producing racetrack properties	$496,889	$466,443
Excess racetrack properties	101,878	100,285
Development properties	84,131	71,384
Revenue-producing non-racetrack properties	77,439	68,507
Properties held for sale	11,473	10,827

	$771,810	$717,446

Combined Results of Operations

  Average Foreign Exchange

	For the six months ended June 30,			For the three months ended June 30,
	2003	2002	Change	2003	2002	Change
1 Canadian dollar equals U.S. dollars	0.689	0.636	+8%	0.717	0.644	+11%
1 Euro equals U.S. dollars	1.106	0.899	+23%	1.139	0.921	+24%

        The preceding table reflects the average foreign exchange rates between the most common currencies in which the Company conducts business and its U.S. dollar reporting currency. Significant changes in these foreign exchange rates impact the reported U.S. dollar amounts of the Company's revenues, expenses, income and funds from operations.

        During the six-month and three-month periods ended June 30, 2003, there was a significant strengthening of the euro and Canadian dollar against the U.S. dollar. These exchange rate changes resulted in an increase in the U.S. dollar value of the Company's real estate properties from December 31, 2002 of $105.1 million and contributed to an unrealized exchange gain recorded as a component of Magna's net investment of $27.3 million for the six months ended June 30, 2003.

        Throughout this MD&A, reference is made to the impact of foreign exchange on reported U.S. dollar amounts where relevant.

        Refer also to the "Segment Analysis" below.

Results of Operations — For the Six Months Ended June 30, 2003

  Combined Statements of Income

	For the six months ended June 30,
	2003	2002
Revenues	$514,108	$410,327
Operating costs and expenses	476,587	359,280

Operating income	37,521	51,047
Gains on disposal of real estate	21	2,247
Dilution loss	—	(10,712)

Income before taxes and minority interest	37,542	42,582
Income taxes	15,704	21,472
Minority interest in MEC	5,150	5,149

Net income	$16,688	$15,961

  Revenues

        Revenues for the six months ended June 30, 2003, were $514.1 million, an increase of 25.3% or $103.8 million from $410.3 million for the six months ended June 30, 2002. The increase in total revenues was primarily due to a $86.4 million increase in MEC sales, a $10.2 million increase in revenue from the Real Estate Business, and a $7.2 million increase in reported U.S. dollar revenues primarily due to the strengthening of the euro against the U.S. dollar.

        The $86.4 million increase is MEC sales for the six months ended June 30, 2003, is primarily attributable to the acquisition of The Maryland Jockey Club, Lone Star Park at Grand Prairie and Flamboro Down, which generated revenues in the six months ended June 30, 2003 of $59.9 million, $41.6 million and $5.8 million, respectively. These increases were partially offset by reduced revenues due to lower average daily attendance and decreased on-track wagering activity at most of MEC's facilities.

  Operating costs and expenses

        Operating costs and expenses increased 32.7% or $117.3 million to $476.6 million for the six-month period ended June 30, 2003 compared to $359.3 million for the six-month period ended June 30, 2002. The increase in operating costs and expenses is a result of increases in MEC operating costs and expenses of $95.9 million, Real Estate Business operating costs and expenses of $16.3 million and a $5.1 million increase in reported U.S. dollar costs and expenses primarily due to the strengthening of the euro against the U.S. dollar.

        The increase in Real Estate Business operating costs and expenses is due to higher depreciation associated with the growth in revenues and conversion of direct financing leases to operating leases during the first six months of 2003 compared to the same period last year, higher interest expense as well as an increase in reported U.S. dollar costs as a result of the strengthening of the euro against the U.S. dollar.

        The increase of $95.9 million in operating costs and expenses for MEC for the six months ended June 30, 2003 includes the following:

  •
  higher purses and rewards of $28.7 million due to increase in gross wagering revenues

  •
  costs incurred by recent acquisitions, Lone Star Park at Grand Prairie, The Maryland Jockey Club and Flamboro Downs amounting to $47.8 million not included in the comparable prior year period;

  •
  additional rents incurred at the Bay Meadows facility of $1.4 million;

  •
  start-up costs associated with the inaugural running of the Sunshine Millions™, thoroughbred racing's newest major event;

  •
  predevelopment and other costs incurred with respect to pursuing alternative gaming opportunities and other developmental initiatives of $3.0 million; and

  •
  incremental interest expense of $5.0 million associated with the issuance of $75 million of convertible subordinated debt in December 2002, the issuance of $150 million in convertible subordinated notes in June 2003 and higher level of long term debt associated with recent acquisitions.

  Gains on disposal of real estate

        During the six months ended June 30, 2003, the Real Estate Business disposed of one property in the United Kingdom, generating a nominal gain on disposal. During the six months ended June 30, 2002, The Real Estate Business disposed of one property, generating a gain of $0.1 million, while MEC disposed of one property, generating a gain of $2.1 million. MEC intents to continue to sell the balance of its properties held for sale over the next two years in order to provide capital to grow and enhance its core racing operations.

  Dilution loss

        In April 2002, MEC completed a public offering by issuing 23 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142.4 million. The Company recognized a loss of $10.7 million from its ownership dilution, from 75% to 59%, arising from the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

  Income tax provision

        An income tax provision of $15.7 million was recorded against income before income taxes and minority interest of $37.5 million for the six months ended June 30, 2003, compared to an income tax provision of $21.5 million against income before income taxes, minority interest and dilution loss of $53.3 million for the six months ended June 30, 2002 (the dilution loss of $10.7 million was not subject to income taxes as the issue was completed on a primary basis). The effective income tax rate on income before income taxes, minority interest and dilution loss, increased marginally to 41.8% for the six months ended June 30, 2003 from 40.3% for the six months ended June 30, 2002, primarily due to MEC where the increase in non-deductible expenditures relative to lower income in the current period has increased their effective income tax rate.

  Minority interest in MEC

        Minority interest expense of $5.1 million for the six months ended June 30, 2003 was unchanged from the six months ended June 30, 2002. Even though the net earnings for MEC were lower in the first half of 2003 compared to the same period last year, the increase in average minority interest percentage in MEC from 33.3% for the six months ended June 30, 2002 to 41.4% for the six months ended June 30, 2003 has resulted in no significant change in minority interest expense.

  Net income

        Net income for the six months ended June 30, 2003 was $16.7 million and increase of $0.7 million from $16.0 million in the same period last year. The increase was primarily due to the dilution loss of $10.7 million in the first half of 2002, offset partly by lower earnings for the Real Estate Business and MEC of $3.4 million and $6.6 million, respectively.

Results of Operations — For the Three Months Ended June 30, 2003

        The remaining results of operations discussion in this MD&A focuses on the three months ended June 30, 2003 compared to the three months ended June 30, 2002. For a detailed discussion of the three months ended March 31, 2003 compared to the three months ended March 31, 2002, refer to the MD&A in MID's prospectus dated August 18, 2003.

  Combined Statements of Income

	For the three months ended June 30,
	2003	2002
Revenues	$217,435	$142,927
Operating costs and expenses	209,012	132,773

Operating income	8,423	10,154
Gains on disposal of real estate	—	1,708
Dilution loss	—	(10,712)

Income before taxes and minority interest	8,423	1,150
Income taxes	3,186	4,645
Minority interest in MEC	(146)	447

Net income (loss)	$5,383	$(3,942)

  Revenues

        Revenues for the three months ended June 30, 2003 were $217.4 million, an increase of 52.1% or $74.5 million from $142.9 million for the three months ended June 30, 2002. The increase in total revenues was primarily due to a $64.8 million increase in MEC sales, a $5.1 million increase in rental revenue in the Real Estate Business, and a $4.6 million increase in reported U.S. dollar revenues primarily due to the strengthening of the euro and Canadian dollar against the U.S. dollar.

  Operating costs and expenses

        Operating costs and expenses increased 57.4% or $76.2 million to $209.0 million for the three months ended June 30, 2003 compared to $132.8 million for the three months ended June 30, 2002. The increase in operating costs and expenses is a result of increases in MEC operating costs and expenses of $64.8 million, Real Estate Business operating costs and expenses of $7.9 million and a $3.5 million increase in reported U.S. dollar costs and expenses primarily due to the strengthening of the euro and Canadian dollar against the U.S. dollar.

        The increase in Real Estate Business operating costs and expenses in the second quarter of 2003 compared to the same period last year is due to higher depreciation associated with the growth in revenues and conversion of direct financing leases to operating leases, higher interest expense as well as an increase in reported U.S. dollar costs as a result of the strengthening of the euro and Canadian dollar against the U.S. dollar.

        The increase of $65.8 million in operating costs and expenses for MEC for the six months ended June 30, 2003 includes the following:

  •
  higher purses and rewards of $23.5 million due to increase in gross wagering revenues for the period

  •
  costs incurred by recent acquisitions, Lone Star Park at Grand Prairie, The Maryland Jockey Club and Flamboro Downs amounting to $29.4 million not included in the comparable prior year period;

  •
  additional rents incurred at the Bay Meadows facility of $0.7 million;

  •
  predevelopment and other costs incurred with respect to pursuing alternative gaming opportunities and other developmental initiatives and write-off of certain deferred costs adding up to $2.4 million; and

  •
  incremental interest expense of $2.8 million associated with the issuance of $75 million of convertible subordinated debt in December 2002, the issuance of $150 million in convertible subordinated notes in June 2003 and higher level of long term debt associated with recent acquisitions.

  Gains on disposal of real estate

        During the three months ended June 30, 2003, there were no disposals of real estate. During the three months ended June 30, 2002, MEC disposed of one property, generating a gain of $1.8 million.

  Dilution loss

        In April 2002, MEC completed a public offering by issuing 23 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142.4 million. The Company recognized a loss of $10.7 million from its ownership dilution, from 75% to 59%, arising from the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

  Income tax provision

        The effective income tax rate on income before income taxes, minority interest and dilution loss, decreased to 37.8% for the three months ended June 30, 2003 from 39.2% for the three months ended June 30, 2002, primarily due to certain tax losses for which MEC has now recorded the corresponding tax benefit.

  Minority interest in MEC

        Minority interest recovery of $0.1 million for the three months ended June 30, 2003 compared to an expense of $0.4 million for the three months ended June 30, 2002. The change is due to lower net income for MEC for the three months ended June 30, 2003 compared to the three months ended June 30, 2002.

  Net income

        Net income for the three months ended June 30, 2003 was $5.4 million, an increase of $9.3 million from a net loss of $3.9 million for the three months ended June 30, 2002. The increase was primarily due to the dilution loss of $10.7 million in the three months ended June 30, 2002, offset partly by lower earnings for both the Real Estate Business and MEC.

Segment Analysis

        Refer to note 2 of the Company's unaudited combined financial statements for the six-month and three-month periods ended June 30, 2003, which explains the basis of segmentation.

  Real Estate Business

	For the three months ended June 30,
	2003	2002
Revenues
Rental revenue from operating leases	$29,168	$12,386
Income from direct financing leases	—	8,477

	29,168	20,863

Expenses
General and administrative expenses	1,903	1,771
Depreciation and amortization	8,182	2,637
Interest expense, net	11,029	6,377

Operating income	$8,054	$10,078

	As at June 30,
	2003	2002
Properties and Direct Financing Leases
Revenue-producing real estate properties under operating leases	$1,025,057	$442,040
Development properties	116,856	85,725
Properties held for sale	4,046	1,292

Real estate properties	1,145,959	529,057
Direct financing leases	—	317,034

	$1,145,959	$846,091

  Rental revenue from operating leases

        Rental revenue from operating leases increased to $29.2 million for the three months ended June 30, 2003 from $12.4 million for the three months ended June 30, 2002, an increase of $16.8 million. Effective January 1, 2003, the Company amended certain leases with Magna and its subsidiaries to reduce the remaining lease terms and minimum lease payments, and replace most scheduled rent increases with periodic rent increases based on a local price index. As a result of these amendments, all of the direct financing leases were reclassified as operating leases. This reclassification resulted in a $9.7 million increase in rental revenue from operating leases for the three months ended June 30, 2003 compared to the three months ended June 30, 2002. In addition, operating lease revenue was higher in the second quarter of 2003 as a result of the following:

  •
  increased rents of $3.9 million from acquisitions including $1.9 million from the Eurostar facility acquired in July 2002, $1.4 million from Tesma facilities and $0.6 million from eight manufacturing facilities acquired in October 2002 as part of Magna's acquisition of Donnelly Corporation;

  •
  increased rents of $0.1 million from completion of a new development project for Cosma in Weiz, Austria;

  •
  increased rents of $0.7 million from expansions for Magna Steyr in Graz, Austria and Decoma in Sulzbach, Germany; and

  •
  a $3.2 million increase in reported U.S. dollar revenues as result of the strengthening of the euro and Canadian dollar, each against the U.S. dollar.

  Income from direct financing leases

        As a result of the amendments to certain leases with Magna and its subsidiaries on January 1, 2003, all of the direct financing leases were reclassified as operating leases and accordingly, income from direct financing leases decreased from $8.5 million for the three months ended June 30, 2002 to nil for the three months ended June 30, 2003.

  General and administrative

        General and administrative expenses of $1.9 million for the three months ended June 30, 2003 were marginally higher compared to $1.8 million for the three months ended June 30, 2002.

  Depreciation and amortization

        Depreciation and amortization costs increased by $5.6 million to $8.2 million for the three months ended June 30, 2003 compared to $2.6 million for the three months ended June 30, 2002. The increase in 2003 is primarily due to the incremental depreciation of $4.6 million on the properties previously classified as properties under direct financing leases which were reclassified as properties under operating leases on January 1, 2003, new developments and expansions subsequent to the three months ended June 30, 2002, the acquisition of the Donnelly properties and Tesma facilities in the fourth quarter of 2002 and first quarter of 2003, respectively, and a $1.0 million increase in reported U.S. dollar depreciation and amortization as a result of the strengthening of the euro and Canadian dollar, each against the U.S. dollar.

  Interest expense, net

        Interest expense increased by $4.6 million from $6.4 million for the three months ended June 30, 2002 to $11.0 million for the three months ended June 30, 2003 as a result of increased borrowing from Magna to fund new developments such as the Modatek facility in Milton, Ontario and the Presstec II facility in Weiz, Austria, expansions and acquisitions such as the DaimlerChrysler Eurostar property, the eight Donnelly properties and the three Tesma properties, and a $1.0 million increase in reported U.S. dollar interest expense due to the strengthening of the euro against the U.S. dollar.

  MEC

	For the three months ended June 30,
	2003	2002
Revenues
Wagering revenue	$145,500	$102,250
Non-wagering revenue	37,364	16,071

Racetrack revenue	182,864	118,321
Other	5,403	3,743

	188,267	122,064

Operating costs and expenses
Purses, awards and other	87,229	63,837
Operating costs	73,790	42,399
General and administrative expenses	16,274	10,061
Depreciation and amortization	7,797	5,944
Interest expense, net	2,808	(253)

Operating income	$369	$76

  MEC revenues

        Revenues from MEC's racing operations were $182.9 million for the three months ended June 30, 2003, compared to $118.3 million for the three months ended June 30, 2002, an increase of $64.6 million or 54.5%. The increase is primarily attributable to the acquisitions of The Maryland Jockey Club, Lone Star Park at Grand Prairie and Flamboro Downs, which generated revenues in the three months ended June 30, 2003 of $35.8 million, $30.3 million and $5.8 million, respectively, partially offset be reduced revenues due to lower average daily attendance and correspondingly decreased on-track wagering activities at most of MEC's pre-existing facilities.

        In the three months ended June 30, 2003, gross wagering revenues for MEC's racing operations increased 42.3% to $145.5 million, compared to $102.3 million for the three months ended June 30, 2002, primarily attributable to the acquisitions of The Maryland Jockey Club, Lone Star Park at Grand Prairie and Flamboro Downs, partially offset by declines in average daily attendance which resulted in lower volumes of on-track live and import handle and related revenues. These declines were partially offset by increases in export handle and related revenues at Gulfstream Park and Thistledown. Non-wagering revenues in the three months ended June 30, 2003 increased 132.5% to $37.4 million, compared to $16.1 million in the three months ended June 30, 2002, and as a percentage of gross wagering revenues increased from 15.7% in the three months ended June 30, 2002 to 25.7% in the three months ended June 30, 2003, primarily due to sponsorship revenues earned at The Maryland Jockey Club and Lone Star Park at Grand Prairie and food and beverage revenues earned at Lone Star Park at Grand Prairie, where these revenues as a percentage of gross wagering revenue are the highest in MEC.

        Revenues from non-racetrack operations were $5.4 million for the three months ended June 30, 2003, compared to $3.7 million for the three months ended June 30, 2002, an increase of $1.7 million or 44.3%. The increase was primarily a result of increased revenues from MEC's Magna Golf Club operations as a result of new members.

  MEC purses, awards and other

        Purses, awards and other increased by 36.6% to $87.2 million for the three months ended June 30, 2003 from $63.8 million for the three months ended June 30, 2002, primarily due to the increase in gross wagering revenues for the period. As a percentage of gross wagering revenue, purses, awards and other decreased from 62.4% for the three months ended June 30, 2002 to 60.0% for the three months ended June 30, 2003 primarily due to the mix of wagers made, the state the wagers were made in and the mix of on-track versus off-track wagering.

  MEC operating costs

        Operating costs increased $31.4 million to $73.8 million for the three months ended June 30, 2003 from $42.4 million for the three months ended June 30, 2002. The increased operating costs included $25.7 million incurred by MEC's acquisitions, Lone Star Park at Grand Prairie, The Maryland Jockey Club and Flamboro Downs, $2.3 million in predevelopment and other costs including $0.4 million incurred with respect to pursuing alternative gaming opportunities in states where MEC currently operates, $0.8 million write-off of information technology costs which have been determined to have no future benefit, $0.7 million of disposal costs related to the excess real estate at Golden Gate Fields and $0.4 million of costs relating to developmental initiatives undertaken to enhance MEC's racing operations, and additional rent expense incurred at MEC's Bay Meadows facility of $0.7 million.

        As a percentage of total racing revenues, operating costs increased from 35.8% in the three months ended June 30, 2002 to 40.4% in the three months ended June 30, 2003. The increase in operating costs as a percentage of revenue was primarily the result of lower revenues at MEC's existing racetracks, costs incurred by MEC's new business units which were in start-up phase during the current quarter, increased predevelopment and other costs, and additional rent incurred by MEC's Bay Meadows facility.

  MEC general and administrative

        General and administrative expenses were $16.3 million for the three months ended June 30, 2003, compared to $10.1 million for the three months ended June 30, 2002. As a percentage of total racing revenues, general and administrative expenses increased from 8.5% for the three months ended June 30, 2002 to 8.9% for the three months ended June 30, 2003. The increased costs included $3.7 million of costs incurred by MEC's recent acquisitions and new business units not included in the comparable prior year period and higher costs of the corporate head office.

  MEC depreciation and amortization

        Depreciation and amortization increased $1.9 million from $5.9 million for the three months ended June 30, 2002 to $7.8 million for the three months ended June 30, 2003, as a result of MEC's recent acquisitions recording depreciation and amortization of $2.1 million and increased depreciation and amortization on recent fixed asset additions, partially offset by reductions of depreciation and amortization at tracks where there was a write-down of long-lived assets at December 31, 2002.

  MEC interest expense, net

        MEC's net interest expense for the three months ended June 30, 2003 increased $3.1 million to $2.8 million from interest income of $0.3 million for the three months ended June 30, 2002. The higher net interest expense is attributable to the issuance of $75.0 million of convertible subordinated notes in December 2002, higher levels of debt related to MEC's acquisitions of The Maryland Jockey Club, Lone Star Park at Grand Prairie and Flamboro Downs, and the issuance of $150.0 million of convertible subordinated notes in June 2003. In the three months ended June 30, 2003, $1.5 million of interest was capitalized with respect to projects under development, compared to $0.6 million in the comparable prior year period.

Combined Financial Condition, Liquidity and Capital Resources

  Cash Flow from Operations

	For the three months ended June 30,
	2003	2002
Net income (loss)	$5,383	$(3,942)
Items not involving current cash flows	15,567	17,867

	20,950	13,925
Changes in non-cash balances	(11,398)	3,718

Cash provided from operating activities	$9,552	$17,643

        In the three months ended June 30, 2003, the Company generated cash flow from operations before changes in non-cash balances of $21.0 million, an increase of $7.0 million from the three months ended June 30, 2002.

        The Real Estate Business generated cash flow from operations before changes in non-cash balances of $13.2 million, an increase of $3.9 million over the three months ended June 30, 2002. Cash flow from operations before changes in non-cash balances increased primarily due to a $5.5 million increase in depreciation and amortization and a $1.0 million decrease in income from direct financing leases in excess of repayments, both as a result of the lease amendments in January 2003, partially offset by a $1.5 million decrease in net income, a $0.8 million increase in future income taxes and a $0.3 million decrease in other assets.

        MEC generated cash flow from operations before changes in non-cash balances of $7.8 million for the three months ended June 30, 2003, an increase of $3.1 million from the three months ended June 30, 2002. The increase is attributable to a $1.8 million increase in each of depreciation and amortization and gain on disposal of real estate asset and a $2.1 million increase in other assets. These increases were offset by decreases in net income and future income taxes of $0.5 million and $2.1 million, respectively.

        In the three months ended June 30, 2003, the Company invested $11.4 million in non-cash balances, an increase of $15.1 million over the three months ended June 30, 2002. The Real Estate Business invested $3.8 million in non-cash balances in the three months ended June 30, 2003, while MEC invested $7.6 million in non-cash working capital balances, primarily as a result of reductions in accounts payable and other liabilities of $17.2 million, and a reduction of current assets of $8.4 million.

  Capital and Investment Spending

	For the three months ended June 30,
	2003	2002
Real Estate Business Properties
Development and acquisition expenditures	$(29,129)	$(20,093)
Proceeds on disposal	—	11
Repayment of direct financing leases, net of finance income	—	220
MEC property and fixed asset additions	(15,524)	(20,221)
MEC proceeds on disposal	—	5,627
Increase in other assets	(11,439)	(1,875)

Cash used in investing activities	$(56,092)	$(36,331)

        Cash used in investing activities in the three months ended June 30, 2003 was $56.1 million, including expenditures of $29.1 million on Real Estate Business properties, $15.5 million on MEC property and fixed asset additions and $11.4 million on other assets at MEC.

        Development and acquisition expenditures for the Real Estate Business for the three months ended June 30, 2003 totalled $29.1 million, which includes $13.3 million in development expenditures for the Magna Group and $15.8 million in deposits on properties to be acquired at a future date.

        Expenditures relating to MEC's property and fixed asset additions of $15.5 million for the three months ended June 30, 2003 were comprised of $3.6 million for the construction of the Palm Meadows training center, $4.6 million for the Austrian racetrack under development, maintenance capital improvements of $2.3 million, and $5.0 million of expenditures related to other racetrack property enhancements, infrastructure and predevelopment costs on certain of MEC's properties and account wagering and television related activities.

        Expenditures on other assets represent primarily MEC's acquisition of the master lease on the Portland Meadows racetrack and an interest in the Portland Meadows real estate.

  Financing Activities

	For the three months ended June 30,
	2003	2002
Issues of debt	$—	$25
Repayment of debt	(5,335)	(7,660)
Decrease in bank indebtedness	967	3,612
Issuance of subordinated notes by MEC	145,000	—
Issue of shares by MEC	—	142,113
Net contribution by Magna	17,940	15,894

Cash provided from financing activities	$158,572	$153,984

        Cash provided by financing activities was $158.6 million for the three months ended June 30, 2003 generated primarily from the issuance of subordinated notes of MEC in the aggregate amount of $145.0 million and net contributions by Magna of $17.9 million, offset by the net repayment of debt of $4.4 million.

        During June 2003, MEC issued $150.0 million of 8.55% convertible subordinated notes which mature on June 15, 2010 and received net proceeds of $145.0 million. The unsecured notes are convertible at any time at the option of the holder into shares of Class A Subordinate Voting Stock of MEC at a conversion price of $7.05 per share, subject to customary antidilution adjustments. The notes are redeemable in whole or in part, at MEC's option, on or after June 2, 2006, at the principal amount plus accrued and unpaid interest, provided that, in connection with any redemption occurring on or after June 2, 2006 and before June 2, 2008, the closing price of MEC's Class A Subordinate Voting Stock has exceeded 125% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the trading day prior to mailing of the notice of redemption.

        The issue of shares by MEC in the second quarter of 2002 is comprised primarily of the April 2002 public offering of MEC Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142.1 million.

        MEC's credit agreement with respect to its senior, unsecured, revolving credit facility expires on October 10, 2003, but may be extended with the consent of both parties. Under the terms of the agreement, the amount available under the credit facility was reduced to $50.0 million on April 30, 2003. At June 30, 2003, MEC had no borrowings under this facility, but had issued letters of credit totaling $20.6 million, which includes one letter of credit of $18.3 million required under the terms of The Maryland Jockey Club acquisition.

        At June 30, 2003, the Company had cash and cash equivalents of $192.4 million and Magna's net investment was $1.6 billion. At June 30, 2003, MEC also had unused and available credit facilities of approximately $29.4 million.

        The Company's Real Estate Business generated funds from operations during the three months ended June 30, 2003 and 2002 of $13.2 million and $9.3 million, respectively. See Real Estate Business — Funds From Operations. In addition to this cash flow, the Real Estate Business has historically funded its operations through cash advances from Magna. After the completion of the Spin-Off Transactions, Magna will no longer finance the Company. Existing interest-bearing advances from Magna will be settled. For the three-month period ended June 30, 2003, and June 30, 2002 the after-tax amount of interest paid to Magna on these advances was $7.4 million and $4.3 million, respectively.

        The Real Estate Business has obtained a binding commitment from a Canadian chartered bank to provide an operating facility in the amount of $50 million. The operating facility will be unsecured and have a term of 364 days — plus an additional one year if the facility is not extended by the lender at the end of the 364 days period. The terms of the operating facility will provide for usual and customary covenants for operating facilities of this type.

        The Company anticipates that additional borrowings could be obtained based on the fact that its real estate portfolio is unleveraged. The Company believes that its cash resources, funds from operations and available third-party borrowings will be sufficient to finance its Real Estate Business operations and capital expenditure program. Additional acquisition and development activity in future periods will depend on the availability of suitable investment opportunities and related financing.

        MEC believes that its current cash resources, cash flow from operations, and cash available under its credit facilities described above will be sufficient to finance its operations and maintenance capital expenditure program during the next year. However, in order to complete MEC's acquisition and strategic capital programs, MEC will be required to seek additional debt and/or equity financing through public or private sources. If such additional financing is not available to MEC as needed or on acceptable terms, MEC may not be able to complete its acquisition or strategic capital programs. Although the Company has no current plans to do so, it may in the future make further investments in MEC, whether in the form of debt, equity or otherwise. The Company has not guaranteed any of MEC's debt obligations or other commitments.

  Off-Balance Sheet Financing

        The Company's off-balance sheet financing arrangements are limited to operating lease contracts of MEC.

Commitments and Contingencies

        From time to time, the Company may be contingently liable for litigation and other claims. Refer to note 20 of the Company's audited combined financial statements as at and for the year ended December 31, 2002.

FORWARD-LOOKING STATEMENTS

        The contents of this MD&A contain statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control. These risks and uncertainties include, but are not limited to: global economic conditions causing decreases in production volumes; price reduction pressures; pressure to absorb certain fixed costs; increased warranty, recall and product liability risk; the impact of financially distressed sub-suppliers; dependence on outsourcing by automobile manufacturers; rapid technological and regulatory change; increased crude oil and energy prices; dependence on certain vehicle product lines; fluctuations in relative currency values; unionization activity; threat of work stoppages; the competitive nature of the auto parts supply market; program cancellations, delays in launching new programs and delays in constructing new facilities; completion and integration of acquisitions; disruptions caused by terrorism or war; changes in governmental regulations; the impact of environmental regulations; and other factors set out in MID's Prospectus filed with the Canadian Securities Commissions and the Securities Exchange Commission. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

Pro Forma Consolidated Financial Statements
(Unaudited)

MI DEVELOPMENTS INC.

MI DEVELOPMENTS INC.

PRO FORMA CONSOLIDATED STATEMENT OF INCOME
(U.S. dollars in thousands, except per share figure)
(Unaudited)

For the six-month period ended June 30, 2003

		Pro forma adjustments							Represented by
	Combined	Real Estate Business		MEC		Other		Pro forma Consolidated	Real Estate Business	MEC	Other
		Note 2(a)		Note 2(b)		Note 2(c)
Revenues
Real Estate Business	$55,726	$176	(ii)	$		$—		$55,902	$55,902	$—	$—
Magna Entertainment Corp.	458,382			7,329	(i)			465,711	—	465,711	—

	514,108	176		7,329		—		521,613	55,902	465,711	—

Operating costs and expenses
Real Estate Business
General and administrative	3,608	579	(iv)					4,187	4,187	—	—
Depreciation and amortization	15,355	36	(ii)					15,391	15,391	—	—
Interest expense, net	21,530	(21,530)	(v)					—	—	—	—
Magna Entertainment Corp.
Purses, awards and other	232,950			2,226	(i)			235,176	—	235,176	—
Operating costs	150,085			2,603	(i)			152,688	—	152,688	—
General and administrative	32,534			1,445	(i),(ii)			33,979	—	33,979	—
Depreciation and amortization	15,234			124	(i)			15,358	—	15,358	—
Interest expense, net	5,291			6,005	(i),(ii)			11,296	—	11,296	—

Operating income — Real Estate Business	15,233	21,091		—		—		36,324	36,324	—	—
Operating income (loss) — MEC	22,288	—		(5,074)				17,214	—	17,214	—

Operating income	37,521	21,091		(5,074)		—		53,538	36,324	17,214	—
Gains on disposal of real estate	21							21	21	—	—

Income (loss) before income taxes and minority interest	37,542	21,091		(5,074)		—		53,559	36,345	17,214
Income taxes	15,704	3,744	(vi)	(1,651)	(i),(ii)			17,797	10,287	7,510
Minority interest in MEC	5,150					(1,416)	(i)	3,734	—	—	3,734

Net income (loss)	$16,688	$17,347		$(3,423)		$1,416		$32,028	$26,058	$9,704	$(3,734)

Basic and diluted earnings per Class A Subordinate Share or Class B Share								$0.67

MI DEVELOPMENTS INC.

PRO FORMA CONSOLIDATED STATEMENT OF INCOME
(U.S. dollars in thousands, except per share figure)
(Unaudited)

For the six-month period ended June 30, 2002

		Pro forma adjustments							Represented by
	Combined	Real Estate Business		MEC		Other		Pro forma Consolidated	Real Estate Business	MEC	Other
		Note 2(a)		Note 2(b)		Note 2(c)
Revenues
Real Estate Business
Rental revenue from operating leases	$23,550	$20,495	(i)-(iii)	$		$		$44,045	$44,045	$—	$—
Income from direct financing leases	16,551	(16,551)	(iii)					—	—	—	—

	40,101	3,944		—		—		44,045	44,045	—	—
Magna Entertainment Corp.	370,226			113,404	(i)			483,630	—	483,630	—

	410,327	3,944		113,404		—		527,675	44,045	483,630	—

Operating costs and expenses
Real Estate Business
General and administrative	2,944	706	(iv)					3,650	3,650	—	—
Depreciation and amortization	5,025	8,174	(i)-(iii)					13,199	13,199	—	—
Interest expense, net	12,464	(12,464)	(v)					—	—	—	—
Magna Entertainment Corp.
Purses, awards and other	204,360			48,025	(i)			252,385	—	252,385	—
Operating costs	102,208			37,965	(i)			140,173	—	140,173	—
General and administrative	21,195			8,738	(i),(ii)			29,933	—	29,933	—
Depreciation and amortization	11,270			3,738	(i)			15,008	—	15,008	—
Interest expense, net	(186)			12,669	(i),(ii)			12,483	—	12,483	—

Operating income — Real Estate Business	19,668	7,528		—		—		27,196	27,196	—	—
Operating income (loss) — MEC	31,379	—		2,269				33,648	—	33,648	—

Operating income	51,047	7,528		2,269		—		60,844	27,196	33,648	—
Gains on disposal of real estate	2,247							2,247	128	2,119	—
Dilution loss	(10,712)							(10,712)			(10,712)

Income (loss) before income taxes and minority interest	42,582	7,528		2,269		—		52,379	27,324	35,767	(10,712)
Income taxes	21,472	(907)	(vi)	(19)	(i),(ii)			20,546	6,764	13,782	—
Minority interest in MEC	5,149					762	(i)	5,911	—	—	5,911

Net income (loss)	$15,961	$8,435		$2,288		$(762)		$25,922	$20,560	$21,985	$(16,623)

Basic and diluted earnings per Class A Subordinate Share or Class B Share								$0.54

MI DEVELOPMENTS INC.

PRO FORMA CONSOLIDATED STATEMENT OF INCOME
(U.S. dollars in thousands, except per share figure)
(Unaudited)

For the three-month period ended June 30, 2003

		Pro forma adjustments							Represented by
	Combined	Real Estate Business		MEC		Other		Pro forma Consolidated	Real Estate Business	MEC	Other
		Note 2(a)		Note 2(b)		Note 2(c)
Revenues
Real Estate Business	$29,168	$		$		$		$29,168	$29,168	$—	$—
Magna Entertainment Corp.	188,267			1,129	(i)			189,396	—	189,396	—

	217,435	—		1,129		—		218,564	29,168	189,396	—

Operating costs and expenses
Real Estate Business
General and administrative	1,903	248	(iv)					2,151	2,151	—	—
Depreciation and amortization	8,182							8,182	8,182	—	—
Interest expense, net	11,029	(11,029)	(v)					—	—	—	—
Magna Entertainment Corp.
Purses, awards and other	87,229			282	(i)			87,511	—	87,511	—
Operating costs	73,790			288	(i)			74,078	—	74,078	—
General and administrative	16,274			401	(i),(ii)			16,675	—	16,675	—
Depreciation and amortization	7,797			19	(i)			7,816	—	7,816	—
Interest expense, net	2,808			2,477	(i),(ii)			5,285	—	5,285	—

Operating income — Real Estate Business	8,054	10,781		—		—		18,835	18,835	—	—
Operating income (loss) — MEC	369	—		(2,338)				(1,969)	—	(1,969)	—

Operating income	8,423	10,781		(2,338)		—		16,866	18,835	(1,969)	—
Gains on disposal of real estate	—							—	—	—	—

Income (loss) before income taxes and minority interest	8,423	10,781		(2,338)		—		16,866	18,835	(1,969)
Income taxes	3,186	1,970	(vi)	(953)	(i),(ii)			4,203	5,383	(1,180)	—
Minority interest in MEC	(146)					(573)	(i)	(719)	—	—	(719)

Net income (loss)	$5,383	$8,811		$(1,385)		$573		$13,382	$13,452	$(789)	$719

Basic and diluted earnings per Class A Subordinate Share or Class B Share								$0.28

MI DEVELOPMENTS INC.

PRO FORMA CONSOLIDATED STATEMENT OF INCOME
(U.S. dollars in thousands, except per share figure)
(Unaudited)

For the three-month period ended June 30, 2002

		Pro forma adjustments							Represented by
	Combined	Real Estate Business		MEC		Other		Pro forma Consolidated	Real Estate Business	MEC	Other
		Note 2(a)		Note 2(b)		Note 2(c)
Revenues
Real Estate Business
Rental revenue from operating leases	$12,386	$10,284	(i)-(iii)	$		$		$22,670	$22,670	$—	$—
Income from direct financing leases	8,477	(8,477)	(iii)					—	—	—	—

	20,863	1,807		—		—		22,670	22,670	—	—
Magna Entertainment Corp.	122,064			69,098	(i)			191,162	—	191,162	—

	142,927	1,807		69,098		—		213,832	22,670	191,162	—

Operating costs and expenses
Real Estate Business
General and administrative	1,771	353	(iv)					2,124	2,124	—	—
Depreciation and amortization	2,637	4,134	(i)-(iii)					6,771	6,771	—	—
Interest expense, net	6,377	(6,377)	(v)					—	—	—	—
Magna Entertainment Corp.
Purses, awards and other	63,837			26,802	(i)			90,639	—	90,639	—
Operating costs	42,399			21,920	(i)			64,319	—	64,319	—
General and administrative	10,061			3,861	(i),(ii)			13,922	—	13,922	—
Depreciation and amortization	5,944			1,864	(i)			7,808	—	7,808	—
Interest expense, net	(253)			6,354	(i),(ii)			6,101	—	6,101	—

Operating income — Real Estate Business	10,078	3,697		—		—		13,775	13,775	—	—
Operating income — MEC	76	—		8,297				8,373	—	8,373	—

Operating income	10,154	3,697		8,297		—		22,148	13,775	8,373	—
Gains on disposal of real estate	1,708							1,708	(61)	1,769	—
Dilution loss	(10,712)							(10,712)	—	—	(10,712)

Income before income taxes and minority interest	1,150	3,697		8,297		—		13,144	13,714	10,142
Income taxes	4,645	(466)	(vi)	1,209	(i),(ii)			5,388	3,416	1,972
Minority interest in MEC	447					1,974	(i)	2,421	—	—	2,421

Net income (loss)	$(3,942)	$4,163		$7,088		$(1,974)		$5,335	$10,298	$8,170	$(13,133)

Basic and diluted earnings per Class A Subordinate Share or Class B Share								$0.11

MI DEVELOPMENTS INC.

PRO FORMA CONSOLIDATED STATEMENT OF INCOME
(U.S. dollars in thousands, except per share figure)
(Unaudited)

As at June 30, 2003

		Pro forma adjustments					Represented by
	Combined	Real Estate Business		Other		Pro forma Consolidated	Real Estate Business	MEC	Other
		Note 2(a)		Note 2(c)(iii)
ASSETS
Real estate properties, net	$1,917,769	$		$		$1,917,769	$1,145,959	$771,810	$—
Other assets	385,982					385,982	—	385,982	—
Fixed assets, net	31,694					31,694	138	31,556	—
Cash and cash equivalents	192,440		(9,569)			182,871	—	182,871	—
Restricted cash	13,959					13,959	—	13,959	—
Accounts receivable	53,697					53,697	14,011	39,686	—
Deferred rent receivable from Magna	13,040					13,040	13,040		—
Prepaid expenses	10,616					10,616	336	10,280	—
Future tax assets	27,712					27,712	15,506	12,206	—

	$2,646,909		$(9,569)		$—	$2,637,340	$1,188,990	$1,448,350	—

LIABILITIES AND SHAREHOLDERS' EQUITY
Long-term debt	$186,727	$		$		$186,727	$6,767	$179,960	$—
Note obligations	208,064					208,064	—	208,064	—
Bank indebtedness	1,292					1,292	1,292	—	—
Accounts payable	63,898					63,898	(2,893)	66,791	—
Accrued salaries and wages	7,582					7,582	316	7,266	—
Other accrued liabilities	11,847					11,847	2,928	8,919	—
Deferred revenue	15,321					15,321	—	15,321	—
Income taxes payable	3,384					3,384	369	3,015	—
Other long-term liabilities	367					367	—	367	—
Future tax liabilities	213,021					213,021	28,277	184,744	—
Minority interest	324,931					324,931	—	—	324,931

	1,036,434		—		—	1,036,434	37,056	674,447	324,931

Shareholders' equity
Magna's net investment	1,610,475		(9,569)		(1,600,906)	—	1,151,934	773,903	(1,925,837)
Class A Subordinate Voting Shares	—				1,582,561	1,582,561	—	—	1,582,561
Class B Shares	—				18,345	18,345	—	—	18,345

	1,610,475		(9,569)		—	1,600,906	1,151,934	773,903	(324,931)

	$2,646,909		$(9,569)		$—	$2,637,340	$1,188,990	$1,448,350	—

MI DEVELOPMENTS INC.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(Unaudited)

1.     BASIS OF PRESENTATION

  The pro forma consolidated balance sheet of MI Developments Inc. (the "Company") has been prepared from the unaudited combined balance sheet of the Company as at June 30, 2003. The pro forma consolidated statements of income have been prepared from the unaudited combined statements of income for the three-month and six-month periods ended June 30, 2003 and 2002. The pro forma consolidated financial statements have been prepared on the basis of the assumptions and adjustments described in note 2 below and should be read in conjunction with the historical audited combined financial statements as at and for the year ended December 31, 2002 ("Audited Combined Financial Statements") and unaudited financial statements as at and for the six-month period ended June 30, 2003 and 2002 ("Unaudited Interim Combined Financial Statements") of the Company, including the related notes thereto.

  The pro forma consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

  The pro forma consolidated financial statements are not necessarily indicative of the financial position or results of operations that would have resulted had the relevant transactions taken place at the respective dates referred to below.

2.     PRO FORMA CONSOLIDATED ASSUMPTIONS AND ADJUSTMENTS

  The unaudited pro forma consolidated financial statements have been presented assuming that Magna International Inc. ("Magna") completed the spin-off of the Company as a separate public company as of January 1, 2002 for the consolidated statement of income, and as of June 30, 2003 for the consolidated balance sheet, and give effect to the following items as of these respective dates:

  (a)
  The Real Estate Business

  (i)
  Eurostar and Donnelly facilities

    As described in note 7(a) to the Company's Audited Combined Financial Statements, in July 2002 and October 2002, the Company acquired land and buildings in connection with Magna's acquisition of Eurostar and Donnelly Corporation ("Donnelly"), respectively. The Company entered into new leasing arrangements for the Eurostar and Donnelly facilities effective July 11, 2002 and January 1, 2003, respectively. The pro forma consolidated income statement for the six-month and three-month periods ended June 30, 2003 include no adjustments to revenue (six-month and three-month periods ended June 30, 2002 — $4.6 million and $1.8 million, respectively) or depreciation expense (six-month and three-month periods ended June 30, 2002 — $ 1.8 million and $0.9 million, respectively) related to these facilities. No pro forma balance sheet adjustment has been recorded related to these new leasing arrangements since the Donnelly properties and the Eurostar facility are included in the Company's June 30, 2003 unaudited combined balance sheet.

    (ii)
    Tesma facility

    As described in note 23(a) to the Company's Audited Combined Financial Statements, on January 31, 2003, the Company purchased a property from Tesma International Inc. ("Tesma"), a public subsidiary of Magna, for cash consideration of $24.4 million and leased it back to Tesma under an operating lease. The pro forma consolidated income statement for the six-month and three-month periods ended June 30, 2003 include adjustments to revenue of $0.2 million and nil, respectively (six-month and three-month periods ended June 30, 2002 — $1.0 million and $0.5 million, respectively) and depreciation expense of $36,000 and nil, respectively (six-month and three-month periods ended June 30, 2002 — $213,000 and $105,000, respectively) related to this property. No pro forma balance sheet adjustment has been recorded since the Tesma property is included in the Company's June 30, 2003 unaudited combined balance sheet.

    (iii)
    Lease amendments

    As more fully described in note 23(c) to the Company's Audited Combined Financial Statements, effective January 1, 2003, the Company amended the terms of certain leases with Magna. As a result of these amendments, the classification of certain leases changed from direct financing to operating. The pro forma consolidated income statement for the six-month and three-month periods ended June 30, 2003 include no adjustments to rental revenue from operating leases (six-month and three-month periods June 30, 2002 — $14.6 million and $7.3 million, respectively) or depreciation expense (six-month and three-month periods June 30, 2002 — $6.2 million and $3.1 million, respectively) related to these lease amendments. No pro forma balance sheet adjustment has been recorded related to these lease amendments since the amendments are reflected in the Company's June 30, 2003 unaudited combined balance sheet.

    (iv)
    General and administrative expenses

    General and administrative expenses have been adjusted to reflect additional committed executive compensation costs that will be incurred after the spin-off transactions.

    (v)
    Elimination of historical intercompany interest

    The adjustment to interest expense in the pro forma consolidated statement of income gives pro forma effect to the elimination of interest expense on historical advances from Magna since all intercompany advances will be eliminated in the initial capitalization of the Company. As a result, the Company believes that its funds from operations will be sufficient to finance the Real Estate Business' operations and capital expenditure programs, and that MEC's current cash resources, cash flow from operations, cash available under its credit facilities will be sufficient to continue to finance its own operations and capital expenditure programs. Additional acquisition and development activity in future periods will depend on the availability of suitable investment opportunities and related funding.

    (vi)
    Tax adjustments

    The pro forma consolidated financial statements reflect the tax effect on the foregoing Real Estate Business adjustments, where applicable, computed at assumed income tax rates as follows:

		Six-month and three-month periods ended June 30,
	As at June 30, 2003
		2003	2002
Canada	30.1%	36.6%	38.6%
United States	38.0%	38.0%	38.0%
Mexico	32.0%	34.0%	35.0%
Austria	34.0%	34.0%	34.0%
Germany	38.5%	40.1%	38.5%
Spain	35.0%	35.0%	35.0%

    In addition, in conjunction with the spin-off transactions, the legal and tax structure of the Company will be amended. The pro forma consolidated statement of income reflects the tax impact resulting from this reorganization as if it had been implemented January 1, 2002.

    (vii)
    Cash distribution to Magna

    Immediately prior to the completion of the spin-off transactions, the Company will distribute the $9.6 million of cash held by the Real Estate Business at June 30, 2003 to Magna as a reduction of Magna's net investment.

  (b)
  Magna Entertainment Corp.

  (i)
  Acquisitions

    The pro forma consolidated financial statements reflect the following acquisitions completed by Magna Entertainment Corp. ("MEC") as if they were completed effective January 1, 2002.

      •
      As more fully described in note 7(a) to the Company's Audited Combined Financial Statements, in October 2002, MEC completed the acquisition of Lone Star Park at Grand Prairie and in November 2002, MEC acquired the Maryland Jockey Club ("MJC").

      •
      As more fully described in note 23(d) to the Company's Audited Combined Financial Statements and note 5 to the Unaudited Interim Combined Financial Statements, on April 16, 2003 the shares of Ontario Racing Inc., which acquired Flamboro Downs in Hamilton in October 2002, were transferred to MEC.

    No pro forma balance sheet adjustment has been recorded related to these acquisitions since the assets and liabilities of Lone Star Park, MJC and Flamboro Downs are included in the Company's June 30, 2003 unaudited combined balance sheet.

    The pro forma consolidated income statements for the six-month period ended June 30, 2002 include adjustments related to the Lone Star Park, MJC and Flamboro acquisitions as follows:

	For the six-month period ended June 30, 2002
	Lone Star	MJC	Flamboro	Total
Magna Entertainment Corp.
Revenues	$39,999	$62,277	$11,128	$113,404
Purses, awards and other	16,315	28,965	2,745	48,025
Operating costs	14,327	20,222	3,416	37,965
General and administrative	2,941	5,030	191	8,738
Depreciation and amortization	1,626	1,910	202	3,738
Interest expense, net	1,370	1,670	1205	4,245

Operating Income	3,420	4,480	3,369	11,269
Income taxes	1,367	912	1,302	3,581

Net Income	$2,053	$3,568	$2,067	$7,688

	For the three-month period ended June 30, 2002
	Lone Star	MJC	Flamboro	Total
Magna Entertainment Corp.
Revenues	$26,795	$36,369	$5,934	$69,098
Purses, awards and other	10,363	15,065	1,374	26,802
Operating costs	9,337	10,877	1,706	21,920
General and administrative	849	2,641	83	3,573
Depreciation and amortization	801	955	108	1,864
Interest expense, net	700	828	614	2,142

Operating Income	4,745	6,003	2,049	12,797
Income taxes	1,898	436	792	3,126

Net Income	$2,847	$5,567	$1,257	$9,671

    The pro forma consolidated income statements for the six and three-month periods ended June 30, 2003 include adjustments related to the Flamboro acquisitions as follows:

	For the six-month period ended June 30, 2003	For the three-month period ended June 30, 2003
Magna Entertainment Corp.
Revenues	$7,329	$1,129
Purses, awards and other	2,226	282
Operating costs	2,603	288
General and administrative	1,129	273
Depreciation and amortization	124	19
Interest expense, net	616	103

Operating Income	631	164
Income taxes	631	164

Net Income	$—	$—

    (ii)
    Convertible subordinated notes

    As described in note 14 to the Company's Audited Combined Financial Statements, on December 2, 2002, MEC issued $75.0 million of 7.25% convertible subordinated notes. The pro forma consolidated statement of income reflects the MEC convertible subordinated notes as if they were issued effective January 1, 2002, including the tax effect on the foregoing adjustment at the assumed income tax rate of 40%.

    As described in note 8 to the Company's Unaudited Interim Combined Financial Statements, on June 2, 2003, MEC issued $150.0 million of 8.55% convertible subordinated notes. The pro forma consolidated statement of income reflects the MEC convertible subordinated notes as if they were issued effective January 1, 2002, including the tax effect on the foregoing adjustment at the assumed income tax rate of 40%.

    The pro forma consolidated income statement for the six-month and three-month periods ended June 30, 2003 includes adjustments to general and administrative expenses of $0.3 million and $0.1 million, respectively (six-month and three-month periods ended June 30, 2002 — $0.6 million and $0.3 million, respectively), interest expense of $5.4 million and $2.4 million, respectively (six-month and three-month periods ended June 30, 2002 — $8.4 million and $4.2 million, respectively) and income tax benefit of $2.3 million and $1.1 million, respectively (six-month and three-month periods ended June 30, 2002 — $3.6 million and $1.9 million, respectively), related to these convertible subordinated notes.

    No pro forma balance sheet adjustment has been recorded related to these convertible subordinated notes since the related assets and liabilities are included in the Company's June 30, 2003 unaudited combined balance sheet.

  (c)
  Other

  (i)
  The pro forma consolidated statements of income include a minority interest charge related to the MEC pro forma adjustments. Minority interest expense has been recorded at 41.4% and 33.3% for the three-month and six-month periods ended June 30, 2003 and 2002, respectively, which represents the average MEC minority interest entitlement prior to the above acquisitions.

  (ii)
  The pro forma earnings per Class A Subordinate Voting or Class B Shares is based on the assumption that 47,332,400 Class A Subordinate Voting Shares and 548,254 Class B Shares were issued and outstanding during the period.

  (iii)
  The components included in Magna's net investment in the Company's combined balance sheet as at June 30, 2003 have been separately disclosed into the respective balance sheet lines reflecting the initial capitalization of the Company. Magna's net investment has been recapitalized into 47,332,400 Class A Subordinate Voting Shares and 548,254 Class B Shares, with an ascribed value of $1.6 billion and $18.3 million, respectively, and is based on a pro rata allocation of Magna's net investment in the pro forma consolidated balance sheet as at June 30, 2003, after giving effect to the assumptions and adjustments described above. Magna's net investment in the Company will be fixed on June 30, 2003 and as a result, there will be a payable to, or receivable from, Magna created due to certain changes in Magna's net investment during the period between June 30, 2003 and the effective date of the spin-off transactions. These changes will represent Magna's funding advance to (or from) the Real Estate Business. The Company is unable to reasonably estimate the final payable to, or receivable from, Magna at the effective date of the spin-off transactions as a result of changes in Magna's net investment during such period and, as such, is unable to determine if the amount will be material.

    The number of shares expected to be issued as part of the spin-off transactions is based on the number of Magna Class A Subordinate Voting and Class B Shares as at July 31, 2003.

3.     REAL ESTATE BUSINESS — FUNDS FROM OPERATIONS

  The Company measures and presents funds from operations for the Real Estate Business because it is a measure that is widely used by analysts and investors in evaluating the operating performance of real estate companies. However, funds from operations does not have standardized meaning under Canadian generally accepted accounting principles and therefore is unlikely to be comparable to similar measures presented by other companies.

  The Real Estate Business' funds from operations is based on information prepared in accordance with Canadian generally accepted accounting principles as follows:

	For the six months ended June 30,		For the three months ended June 30,
	2003	2002	2003	2002
Net income	$26,058	$20,560	$13,452	$10,298
Addback (deduct) non-cash items:
Depreciation	15,391	13,199	8,182	6,771
Future income taxes	2,979	2,282	1,294	1,025
Straight-line rent adjustment	(1,767)	(1,617)	(901)	(972)
Gains on disposal of real estate	(21)	(128)	—	61

Funds from operations	$42,640	$34,296	$22,027	$17,183

Combined Financial Statements

MI DEVELOPMENTS INC.

For the six-month and three-month periods ended
June 30, 2003 and 2002

MI DEVELOPMENTS INC.

COMBINED STATEMENTS OF INCOME
(U.S. dollars in thousands)

		Six months ended		Three months ended
	Note	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
		(unaudited)
Revenues
Real Estate Business
Rental revenue from operating leases	10	$55,726	$23,550	$29,168	$12,386
Income from direct financing leases	7, 10	—	16,551	—	8,477

		55,726	40,101	29,168	20,863
Magna Entertainment Corp.	10	458,382	370,226	188,267	122,064

		514,108	410,327	217,435	142,927

Operating costs and expenses
Real Estate Business
General and administrative		3,608	2,944	1,903	1,771
Depreciation and amortization		15,355	5,025	8,182	2,637
Interest expense, net	10	21,530	12,464	11,029	6,377
Magna Entertainment Corp.
Purses, awards and other		232,950	204,360	87,229	63,837
Operating costs		150,085	102,208	73,790	42,399
General and administrative		32,534	21,195	16,274	10,061
Depreciation and amortization		15,234	11,270	7,797	5,944
Interest expense (income), net		5,291	(186)	2,808	(253)

Operating income — Real Estate Business		15,233	19,668	8,054	10,078
Operating income — MEC		22,288	31,379	369	76

Operating income		37,521	51,047	8,423	10,154
Gains on disposal of real estate		21	2,247	—	1,708
Dilution loss	3	—	(10,712)	—	(10,712)

Income before income taxes and minority interest		37,542	42,582	8,423	1,150
Income taxes		15,704	21,472	3,186	4,645
Minority interest in MEC		5,150	5,149	(146)	447

Net income (loss)		$16,688	$15,961	$5,383	$(3,942)

See accompanying notes

MI DEVELOPMENTS INC.

COMBINED STATEMENTS OF CHANGES IN MAGNA'S NET INVESTMENT
(U.S. dollars in thousands)

		Six months ended		Three months ended
	Note	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
		(unaudited)
Magna's net investment, beginning of period		$1,432,225	$1,171,080	$1,513,523	$1,193,116
Net income (loss)		16,688	15,961	5,383	(3,942)
Net contribution by Magna		139,723	59,544	72,372	53,564
Charge to net investment related to lease amendments	7	(5,494)	—	—	—
Change in currency translation adjustment		27,333	8,676	19,197	12,523

Magna's net investment, end of period		$1,610,475	$1,255,261	$1,610,475	$1,255,261

See accompanying notes

MI DEVELOPMENTS INC.

COMBINED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

		Six months ended		Three months ended
	Note	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
		(unaudited)
OPERATING ACTIVITIES
Net income (loss)		$16,688	$15,961	$5,383	$(3,942)
Items not involving current cash flows	4	37,979	31,465	15,567	17,867

		54,667	47,426	20,950	13,925
Changes in non-cash balances	4	(26,036)	2,674	(11,398)	3,718

Cash provided from operating activities		28,631	50,100	9,552	17,643

INVESTMENT ACTIVITIES
Real Estate Business properties
Development and acquisition expenditures		(68,215)	(41,705)	(29,129)	(20,093)
Proceeds on disposal		1,042	434	—	11
Repayment of direct financing leases, net of finance income		—	425	—	220
MEC property and fixed asset additions		(28,521)	(33,819)	(15,524)	(20,221)
MEC proceeds on disposal		—	6,825	—	5,627
Increase in other assets		(10,712)	(2,983)	(11,439)	(1,875)

Cash used in investment activities		(106,406)	(70,823)	(56,092)	(36,331)

FINANCING ACTIVITIES
Issues of debt		17,900	5,747	—	25
Repayment of debt		(8,368)	(8,765)	(5,335)	(7,660)
Increase (decrease) in bank indebtedness		(49,006)	(1,473)	967	3,612
Issue of subordinated notes by MEC	8	145,000	—	145,000	—
Issue of shares by MEC	3	173	142,364	—	142,113
Net contribution by Magna		64,932	27,112	17,940	15,894

Cash provided from financing activities		170,631	164,985	158,572	153,984

Effect of exchange rate changes on cash and cash equivalents		4,694	2,073	2,369	1,808

Net increase in cash and cash equivalents during the period		97,550	146,335	114,401	137,104
Cash and cash equivalents, beginning of period		94,890	44,175	78,039	53,406

Cash and cash equivalents, end of period		$192,440	$190,510	$192,440	$190,510

See accompanying notes

MI DEVELOPMENTS INC.

COMBINED BALANCE SHEETS
(U.S. dollars in thousands)

	Note	June 30, 2003	December 31, 2002
		(unaudited)
ASSETS
Real estate properties, net	6	$1,917,769	$1,345,000
Direct financing leases	7	—	387,024
Other assets		385,982	332,472
Fixed assets, net		31,694	34,890
Cash and cash equivalents		192,440	94,890
Restricted cash		13,959	18,692
Accounts receivable		53,697	58,419
Deferred rent receivable from Magna		13,040	10,201
Prepaid expenses		10,616	8,102
Income taxes receivable		—	1,357
Future tax assets		27,712	26,054

		$2,646,909	$2,317,101

LIABILITIES AND MAGNA'S NET INVESTMENT
Long-term debt		$186,727	$138,785
Note obligations	8	208,064	67,392
Bank indebtedness	9	1,292	50,314
Accounts payable	10	63,898	100,386
Accrued salaries and wages		7,582	8,699
Other accrued liabilities		11,847	12,963
Deferred revenue		15,321	12,422
Income taxes payable		3,384	—
Other long-term liabilities		367	357
Future tax liabilities		213,021	193,846
Minority interest in MEC		324,931	299,712

		1,036,434	884,876

Magna's net investment		1,610,475	1,432,225

		$2,646,909	$2,317,101

See accompanying notes

MI DEVELOPMENTS INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(all amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(all amounts as at June 30, 2003 and 2002 and for the six-month and three-month periods ended June 30, 2003 and 2002 are unaudited)

1.     SIGNIFICANT ACCOUNTING POLICIES

  The unaudited interim combined financial statements of MI Developments Inc. (the "Company") have been prepared in U.S. dollars following the accounting policies as set out in the Company's combined financial statements for the year ended December 31, 2002.

  The unaudited interim combined financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim combined financial statements should be read in conjunction with the Company's combined financial statements for the year ended December 31, 2002.

  In the opinion of management, the unaudited interim combined financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2003 and the results of operations and cash flows for the six-month and three-month periods ended June 30, 2003 and 2002.

  Use of Estimates

  The preparation of the unaudited interim combined financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the unaudited interim combined financial statements. Actual results could differ materially from these estimates.

  Cyclicality

  The business of Magna Entertainment Corp. ("MEC") is seasonal in nature. MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year. A disproportionate share of annual revenues and net income is earned in the first quarter of each year.

2.     SEGMENTED INFORMATION

  The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company's operations are segmented in the Company's internal financial reports between wholly owned operations (the Real Estate Business) and publicly traded operations (MEC). The segregation of operations between wholly owned and publicly traded recognizes the fact that in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas in the case of MEC, such responsibility resides with its separate board of directors and executive management.

  The Company's reporting segments are as follows:

  Real Estate Business

  The Real Estate Business owns real estate assets in Canada, the United States, Mexico, the United Kingdom, Austria, Germany, Poland, the Czech Republic, Belgium and Spain. Substantially all these real estate assets are leased to, or are under development for subsequent lease to, automotive operating units of Magna International Inc. ("Magna"). The Real Estate Business also owns certain properties that are being held for future development or sale.

  MEC

  MEC currently operates or manages twelve thoroughbred racetracks, two standardbred racetracks, one racetrack that runs both thoroughbred and standardbred meets, and one greyhound track, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting facilities and a national account wagering business known as "XpressBet™" and owns and operates

  "HorseRacing TV™", a new television channel focused exclusively on horse racing. MEC also operates two golf courses and related facilities.

	Six-month period ended June 30, 2003
	Real Estate Business	MEC	Other	Total
STATEMENT OF INCOME
Revenues
Rental revenue from operating leases	$55,726	$—	$—	$55,726
Racetrack	—	449,342	—	449,342
Other	—	9,040	—	9,040

	55,726	458,382	—	514,108

Operating costs and expenses
Operating costs	—	383,035	—	383,035
General and administrative expenses	3,608	32,534	—	36,142
Depreciation and amortization	15,355	15,234	—	30,589
Interest expense, net	21,530	5,291	—	26,821

Operating income	15,233	22,288	—	37,521
Gains on disposal of real estate	21	—	—	21

Income before income taxes and minority interest	15,254	22,288	—	37,542
Income taxes	6,543	9,161	—	15,704
Minority interest in MEC	—	—	5,150	5,150

Net income (loss)	$8,711	$13,127	$(5,150)	$16,688

BALANCE SHEET
Real estate properties
Revenue-producing:
Under operating leases	$1,025,057	$—	$—	$1,025,057
Racetrack properties	—	496,889	—	496,889
Non-racetrack properties	—	77,439	—	77,439
Excess racetrack properties	—	101,878	—	101,878
Development properties	116,856	84,131	—	200,987
Properties held for sale	4,046	11,473	—	15,519

Real estate properties	1,145,959	771,810	—	1,917,769
Other assets	—	385,982	—	385,982
Fixed assets	138	31,556	—	31,694
All other assets	52,462	259,002	—	311,464

Combined total assets	$1,198,559	$1,448,350	$—	$2,646,909

CASH FLOWS
Real estate property and fixed asset additions	$68,215	$28,521	$—	$96,736

	Three-month period ended June 30, 2003
	Real Estate Business	MEC	Other	Total
STATEMENT OF INCOME
Revenues
Rental revenue from operating leases	$29,168	$—	$—	$29,168
Racetrack	—	182,864	—	182,864
Other	—	5,403	—	5,403

	29,168	188,267	—	217,435

Operating costs and expenses
Operating costs	—	161,019	—	161,019
General and administrative expenses	1,903	16,274	—	18,177
Depreciation and amortization	8,182	7,797	—	15,979
Interest expense, net	11,029	2,808	—	13,837

Income before income taxes and minority interest	8,054	369	—	8,423
Income taxes	3,413	(227)	—	3,186
Minority interest in MEC	—	—	(146)	(146)

Net income	$4,641	$596	$146	$5,383

BALANCE SHEET
Real estate properties
Revenue-producing:
Under operating leases	$1,025,057	$—	$—	$1,025,057
Racetrack properties	—	496,889	—	496,889
Non-racetrack properties	—	77,439	—	77,439
Excess racetrack properties	—	101,878	—	101,878
Development properties	116,856	84,131	—	200,987
Properties held for sale	4,046	11,473	—	15,519

Real estate properties	1,145,959	771,810	—	1,917,769
Other assets	—	385,982	—	385,982
Fixed assets	138	31,556	—	31,694
All other assets	52,462	259,002	—	311,464

Combined total assets	$1,198,559	$1,448,350	$—	$2,646,909

CASH FLOWS
Real estate property and fixed asset additions	$29,129	$15,524	$—	$44,653

	Six-month period ended June 30, 2002
	Real Estate Business	MEC	Other	Total
STATEMENT OF INCOME
Revenues
Rental revenue from operating leases	$23,550	$—	$—	$23,550
Income from direct financing leases	16,551	—	—	16,551
Racetrack	—	362,349	—	362,349
Other	—	7,877	—	7,877

	40,101	370,226	—	410,327

Operating costs and expenses
Operating costs	—	306,568	—	306,568
General and administrative expenses	2,944	21,195	—	24,139
Depreciation and amortization	5,025	11,270	—	16,295
Interest expense (income), net	12,464	(186)	—	12,278

Operating income	19,668	31,379	—	51,047
Gains on disposal of real estate	128	2,119	—	2,247
Dilution loss	—	—	(10,712)	(10,712)

Income (loss) before income taxes and minority interest	19,796	33,498	(10,712)	42,582
Income taxes	7,671	13,801	—	21,472
Minority interest in MEC	—	—	5,149	5,149

Net income (loss)	$12,125	$19,697	$(15,861)	$15,961

BALANCE SHEET
Real estate properties
Revenue-producing:
Under operating leases	$442,040	$—	$—	$442,040
Racetrack properties	—	292,519	—	292,519
Non-racetrack properties	—	69,922	—	69,922
Excess racetrack properties	—	89,970	—	89,970
Development properties	85,725	79,635	—	165,360
Properties held for sale	1,292	39,453	—	40,745

Real estate properties	529,057	571,499	—	1,100,556
Direct financing leases	317,034	—	—	317,034
Other assets	—	182,440	—	182,440
Fixed assets	—	33,105	—	33,105
All other assets	45,717	230,578	—	276,295

Combined total assets	$891,808	$1,017,622	$—	$1,909,430

CASH FLOWS
Real estate property and fixed asset additions	$41,705	$33,819	—	$75,524

	Three-month period ended June 30, 2002
	Real Estate Business	MEC	Other	Total
STATEMENT OF INCOME
Revenues
Rental revenue from operating leases	$12,386	$—	$—	$12,386
Income from direct financing leases	8,477	—	—	8,477
Racetrack	—	118,321	—	118,321
Other	—	3,743	—	3,743

	20,863	122,064	—	142,927

Operating costs and expenses
Operating costs	—	106,236	—	106,236
General and administrative expenses	1,771	10,061	—	11,832
Depreciation and amortization	2,637	5,944	—	8,581
Interest expense (income), net	6,377	(253)	—	6,124

Operating income	10,078	76	—	10,154
Gains (losses) on disposal of real estate	(61)	1,769	—	1,708
Dilution loss	—	—	(10,712)	(10,712)

Income (loss) before income taxes and minority interest	10,017	1,845	(10,712)	1,150
Income taxes	3,882	763	—	4,645
Minority interest in MEC	—	—	447	447

Net income (loss)	$6,135	$1,082	$(11,159)	$(3,942)

BALANCE SHEET
Real estate properties
Revenue-producing:
Under operating leases	$442,040	$—	$—	$442,040
Racetrack properties	—	292,519	—	292,519
Non-racetrack properties	—	69,922	—	69,922
Excess racetrack properties	—	89,970	—	89,970
Development properties	85,725	79,635	—	165,360
Properties held for sale	1,292	39,453	—	40,745

Real estate properties	529,057	571,499	—	1,100,556
Direct financing leases	317,034	—	—	317,034
Other assets	—	182,440	—	182,440
Fixed assets	—	33,105	—	33,105
All other assets	45,717	230,578	—	276,295

Combined total assets	$891,808	$1,017,622	$—	$1,909,430

CASH FLOWS
Real estate property and fixed asset additions	$20,093	$20,221	$—	$40,314

3.     DILUTION LOSS

  In April 2002, MEC completed a public offering by issuing 23 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142.4 million. The Company recognized a loss of $10.7 million from its ownership dilution, from 75% to 59%, arising from the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

4.     DETAILS OF CASH FROM OPERATING ACTIVITIES

  (a)
  Items not involving current cash flows:

	Six months ended		Three months ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Depreciation and amortization	$30,589	$16,295	$15,979	$8,581
Minority interest expense (income)	5,150	5,149	(146)	447
Straight-line rent adjustment	(1,767)	(1,617)	(901)	(972)
Income from direct financing leases in excess of repayments	—	(1,540)	—	(857)
Loss on issue of shares by MEC (see note 3)	—	10,712	—	10,712
Future income taxes	1,567	4,467	(1,190)	1,752
Gains on disposal of real estate	(21)	(2,247)	—	(1,708)
Other	2,461	246	1,825	(88)

	$37,979	$31,465	$15,567	$17,867

  (b)
  Changes in non-cash balances:

	Six months ended		Three months ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Restricted cash	$5,887	$11,543	$12,451	$19,091
Accounts receivable	7,598	(8,694)	20,366	16,536
Prepaid expenses and other	(1,942)	(949)	3,177	(325)
Accounts payable, accrued salaries and wages and other accrued liabilities	(43,372)	(12,327)	(46,527)	(30,775)
Deferred revenue	1,869	(1,221)	56	(482)
Income taxes payable	3,924	14,322	(921)	(327)

	$(26,036)	$2,674	$(11,398)	$3,718

5.     BUSINESS AND PROPERTY ACQUISITIONS

  Real Estate Business

  On January 31, 2003, the Company purchased a property from Tesma International Inc. ("Tesma"), a public subsidiary of Magna, for cash consideration of $24.4 million and leased it back to Tesma under an operating lease. The property was purchased at fair market value (which was not materially different from Tesma's carrying value) and recorded at the transaction amount.

  MEC

  On October 18, 2002, the shares of Flamboro Downs Holdings Limited, the owner and operator of Flamboro Downs, were acquired by Ontario Racing Inc. ("ORI"). On April 16, 2003, MEC received all necessary regulatory approvals for the acquisition of Flamboro Downs, and accordingly the shares of ORI were transferred to MEC. The results of operation of ORI were accounted for under the equity method for the period from October 18, 2002 to April 16, 2003. For the six-month and three-month periods ended June 30, 2003, MEC general and administrative expenses included $992,000 and $249,000 respectively, of equity income from its investment in ORI.

  The purchase price, net of cash acquired, was approximately $56 million and was previously funded by MEC through a cash advance to ORI of approximately $23 million, with the remainder satisfied by ongoing payments under secured notes of approximately $33 million.

  The purchase price of this acquisition has been allocated to the assets and liabilities acquired as follows:

Non-cash working capital deficit	$(1,549)
Real estate properties and fixed assets	16,494
Other assets	56,224
Future taxes	(15,259)

Net assets acquired and total purchase price, net of cash acquired	$55,910

The purchase consideration for this acquisition is as follows:
Cash	$23,055
Issuance of secured notes	32,855

$55,910

6.     REAL ESTATE PROPERTIES

  Real estate properties consist of:

	June 30, 2003	December 31, 2002
Revenue-producing properties under operating leases:
Land	$164,739	$127,686
Buildings — cost	984,749	493,226
Buildings — accumulated depreciation	(135,580)	(109,603)
Parking lots and roadways	13,432	5,598
Parking lots and roadways — accumulated depreciation	(2,283)	(1,312)

	1,025,057	515,595

Revenue-producing racetrack properties:
Land and improvements	210,739	207,338
Buildings — cost	241,211	222,661
Buildings — accumulated depreciation	(27,921)	(19,298)
Construction in progress	72,860	55,742

	496,889	466,443

Excess racetrack properties	101,878	100,285

Revenue-producing non-racetrack properties:
Land and improvements	33,457	29,186
Buildings — cost	51,096	45,041
Buildings — accumulated depreciation	(7,114)	(5,720)

	77,439	68,507

Development properties:
Land and improvements	144,174	109,483
Properties under development	56,813	68,739

	200,987	178,222

Properties held for sale	15,519	15,948

	$1,917,769	$1,345,000

  Future minimum rentals on operating leases, substantially all of which are due from Magna or its subsidiaries, to be received under non-cancelable leases in effect at June 30, 2003 are as follows:

2003	$56,482
2004	114,041
2005	113,269
2006	112,445
2007	111,800
Thereafter	898,627

$1,406,664

7.     DIRECT FINANCING LEASES

  Effective January 1, 2003, the Company amended certain leases with Magna and its subsidiaries to reduce the remaining lease terms and minimum leases payments, and replace scheduled rent increases with periodic rent increases based on a local price index. As a result of these amendments, all of the direct financing leases were reclassified as operating leases.

8.     CONVERTIBLE SUBORDINATED NOTE

  In June 2003, MEC issued $150 million of 8.55% convertible subordinated notes at par with proceeds of $145 million net of issue expenses. The unsecured notes, which are denominated in U.S. dollars, are convertible at any time at the option of the holders into shares of MEC Class A Subordinated Voting Stock at a conversion price of $7.05 per share and mature on June 15, 2010. The notes are redeemable, at MEC's option, in whole or in part at par plus accrued and unpaid interest at any time after June 15, 2008, and on and after June 2, 2006, if the closing price of MEC's Class A Subordinate Voting Stock exceeds 125% of the conversion price for at least 20 trading days in the previous 30 consecutive trading day period. Interest on the notes is payable in U.S. dollars on a semi-annual basis.

  The present value of the principal and interest of the MEC notes and the value ascribed to the holders' conversion option is included in MEC's equity. Accordingly, this amount is classified as minority interest in the Company's combined balance sheet.

9.     BANK INDEBTEDNESS

  During the year ended December 31, 2002, MEC entered into a credit agreement with respect to a senior, unsecured revolving credit facility for $100.0 million. The credit facility is available by way of U.S. dollar loans and letters of credit for general corporate purposes. The facility has been guaranteed by certain MEC subsidiaries, which own and operate Bay Meadows, Golden Gate Fields, Gulfstream Park, MEC Pennsylvania and The Maryland Jockey Club. Under the terms of the agreement, the amount available under the credit facility was reduced to $50.0 million on April 30, 2003. The credit facility expires on October 10, 2003, unless extended with the consent of both parties. As at June 30, 2003, this facility was undrawn except for letters of credit totaling $20.6 million.

10.   TRANSACTIONS WITH RELATED PARTIES

  (a)
  Charges to Magna

    Substantially all rental revenue and income from direct financing leases relate to leases with Magna and its subsidiaries.

    During the year ended December 31, 2001, MEC entered into an access agreement with Magna for Magna's use of the golf course and the clubhouse meeting, dining and other facilities in Aurora, Ontario. The agreement, which expires on December 31, 2003, unless renewed by mutual agreement of the parties, stipulates an annual fee payable by Magna of $3.7 million (Cdn $5.0 million).

    Effective March 1, 1999, MEC began charging Magna an access fee for Magna's use of the golf course and related facilities in Oberwaltersdorf, Austria. The agreement, which expires on March 1, 2004, unless renewed by mutual agreement of the parties, stipulates a yearly fee payable by Magna of $2.9 million (euros 2.5 million).

    During the six-month and three-month periods ended June 30, 2003, $3.0 million and $1.4 million respectively, (2002 — $2.5 million and $1.3 million, respectively) has been recognized in revenue related to these fees.

    MEC has granted Magna a right of first refusal to purchase its two golf courses.

  (b)
  Charges from Magna

    During the six-month and three-month periods ended June 30, 2003, the Company incurred $21.3 million and $10.4 million respectively, of interest charges (2002 — $12.9 million and $6.9 million, respectively) from Magna.

  (c)
  Other

    Mr. F. Stronach and Ms. B. Stronach, Magna's Chairman of the Board, and President and Chief Executive Officer, respectively, and two other members of their family are trustees of the Stronach Trust. The Stronach Trust controls Magna through the right to direct the votes attaching to 66% of Magna's Class B Shares. In accordance with the proposed plan of distribution under the terms of the spin-off transactions, the Stronach Trust would continue to exercise control over each of Magna and MI Developments Inc.

    Included in accounts payable are amounts due from Magna and its subsidiaries in the amount of $5.1 million (December 31, 2002 — due to in the amount of $8.5 million).

11.   STOCK BASED COMPENSATION

  (a)
  MEC has a Long-term Incentive Plan (the "Plan") (adopted in 2000) which allows for the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to directors, officers, employees, consultants, independent contractors and agents. A maximum of 7.8 million shares of MEC Class A Subordinate Voting Stock are available to be issued under the Plan, of which 6.5 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.4 million are available for issuance pursuant to any other type of award under the Plan.

    MEC grants stock options to certain directors, officers, key employees and consultants to purchase shares of MEC's Class A Subordinate Voting Stock. All such stock options give the grantee the right to purchase Class A Subordinate Voting Stock of MEC at a price no less than the fair market value of such stock at the date of grant. Generally, stock options under the Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MEC with each recipient of options.

  (b)
  The Company does not recognize compensation expense for MEC's outstanding fixed price stock options. Under CICA 3870, the Company is required to disclose compensation expense for fixed price stock options issued, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date.

    The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option valuation model used by MEC to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because MEC's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

    During the six-month and three-month periods ended June 30, 2003, 640,000 stock options were granted by MEC and 12,000 stock options were cancelled. The fair value of MEC's stock options granted in the six-month and three-month periods ended June 30, 2002 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Six months ended		Three months ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Risk free interest rate	2.0%	3.0%	2.0%	N/A
Dividend yield	0.84%	0.77%	0.84%	N/A
Volatility factor of expected market price of MEC's Class A Subordinate Voting Stock	0.534	0.549	0.534	N/A
Weighted average expected life (years)	4.00	4.07	4.00	N/A

    For purposes of pro forma disclosures, the Company's net income for the six-month and three-month periods ended June 30 would have been as follows:

	Six months ended		Three months ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Net income, as reported	$16,688	$15,961	$5,383	$(3,942)
Pro-forma stock compensation expense determined under the fair value method, net of tax	(1,033)	(981)	(525)	(436)

Pro-forma net income	$15,655	$14,980	$4,858	$(4,378)

    For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period.

12.   SUBSEQUENT EVENTS

  On August 19, 2003, Magna's shareholders approved the spin-off of the Company from Magna. Prior to the spin-off, Magna's net investment in the Company's combined balance sheet will be recapitalized into approximately 47.3 million Class A Subordinate Voting Shares and 548,254 Class B Shares of the Company. These newly created Class A Subordinate Voting Shares and Class B Shares of the Company will be distributed to Magna's shareholders of record as at the close of business on August 29, 2003. On August 18, 2003, the Company filed a final prospectus with applicable regulatory authorities in Canada, and an amended registration statement in the United States, to qualify the Class A Subordinate Voting Shares of the Company for public trading in Canada and the United States and to qualify the Class B Shares of the Company for public trading in Canada.

  Magna's net investment in the Company is fixed on June 30, 2003 and, as a result, there will be a payable to, or receivable from, Magna created due to certain changes in Magna's net investment during the period between June 30, 2003 and the effective date of the spin-off transactions. These changes will represent Magna's funding advance to (or from) the Real Estate Business.

  Effective with the closing of the spin-off transactions, the Company intends to enter into an arrangement with Magna for a period of up to one year under which Magna will provide the Company with management and administrative services specifically agreed to by the parties, including legal, environmental, administrative, tax, internal audit, insurance, treasury, information systems and employee relations services for a fee equal to Magna's cost of providing the services.

QuickLinks

INDEX TO SUPPLEMENTARY FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
Pro Forma Consolidated Financial Statements (Unaudited) MI DEVELOPMENTS INC.
MI DEVELOPMENTS INC. PRO FORMA CONSOLIDATED STATEMENT OF INCOME (U.S. dollars in thousands, except per share figure) (Unaudited)
MI DEVELOPMENTS INC. PRO FORMA CONSOLIDATED STATEMENT OF INCOME (U.S. dollars in thousands, except per share figure) (Unaudited)
MI DEVELOPMENTS INC. PRO FORMA CONSOLIDATED STATEMENT OF INCOME (U.S. dollars in thousands, except per share figure) (Unaudited)
MI DEVELOPMENTS INC. PRO FORMA CONSOLIDATED STATEMENT OF INCOME (U.S. dollars in thousands, except per share figure) (Unaudited)
MI DEVELOPMENTS INC. PRO FORMA CONSOLIDATED STATEMENT OF INCOME (U.S. dollars in thousands, except per share figure) (Unaudited)
MI DEVELOPMENTS INC. NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (all amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted) (Unaudited)
Combined Financial Statements MI DEVELOPMENTS INC. For the six-month and three-month periods ended June 30, 2003 and 2002
MI DEVELOPMENTS INC. COMBINED STATEMENTS OF INCOME (U.S. dollars in thousands)
MI DEVELOPMENTS INC. COMBINED STATEMENTS OF CHANGES IN MAGNA'S NET INVESTMENT (U.S. dollars in thousands)
MI DEVELOPMENTS INC. COMBINED STATEMENTS OF CASH FLOWS (U.S. dollars in thousands)
MI DEVELOPMENTS INC. COMBINED BALANCE SHEETS (U.S. dollars in thousands)
NOTES TO COMBINED FINANCIAL STATEMENTS